Supernus Pharmaceuticals, Inc.
1550 East Gude Drive

Rockville, MD 20850

April 20, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:                    Jeffrey Riedler

John Krug

Re:                             Supernus Pharmaceuticals, Inc.
                                                                                                Registration Statement on Form S-1 (File No. 333-171375)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Supernus Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-captioned registration statement be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on April 24, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                  should the Securities Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•                  it is the staff’s position that the Company may not assert staff comments and the declaration of effectiveness of the registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Paul Kinsella, at (617) 951-7921 of Ropes & Gray LLP, counsel to the Company, as soon as the registration statement has been declared effective.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

SUPERNUS PHARMACEUTICALS, INC.

By:	/s/ Jack A. Khattar
Name:	Jack A. Khattar
Title:	Chief Executive Officer

Signature Page — S-1 Acceleration Request